

Mail Stop 4720

December 22, 2015

Via E-mail
R. Dale Lynch
Chief Financial Officer
Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006

> **Re:** **Federal Agricultural Mortgage Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Form 10-Q for the Quarter Ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 001-14951**

Dear Mr. Lynch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Table 3 - Reconciliation of Net Income Attributable to Common Stockholders to Core Earnings, page 72

1.   We note your presentation of "core earnings" for the three years ended December 31, 2014 and the related reconciling items from net income attributable to common stockholders to arrive at this measure. Please tell us, and expand your disclosure in future filings, to describe how each of the reconciling items were derived.

2.   We noted your presentation of "Composition of Core earnings," which includes a presentation of total revenues, credit related income, and total operating expenses, all which represent presentations or subtotals which differ from the GAAP presentation on the consolidated income statement. We also note that the total credit related income and total operating expenses subtotals are made up of GAAP related items, and are not impacted by the non-GAAP adjustments you make to derive core earnings.   Please provide clarifying disclosure in future filings to make clear which presentations/subtotals are impacted by your non-GAAP adjustments to arrive at core earnings.

Form 10-Q for the Quarter Ended September 30, 2015

Note 1 – Accounting Policies, page 9

(d) Reclassifications, page 14

3.   We note your disclosure that beginning January 1, 2015, you classified all of the income from the Farmer Mac Guaranteed Securities that you hold in your portfolio as interest income. Prior to that date, you classified a portion of the income from those securities as guarantee and committee fees.   Please tell us the drivers behind this change in presentation.

Table 9 – Line of Business – Outstanding Business Volume, page 73

4.   We note your disclosure in footnote 1 where you state that the reduction in rural utilities' beneficial interests owned by Farmer Mac decreased by $267.4 million, with the loans currently being included in "Loans" due to the unwinding of certain consolidated trusts. Please tell us the nature and circumstances surrounding the unwinding of these trusts. Furthermore, please tell us whether you plan to securitize rural utility loans in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services